SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel, and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Barry L. Dastin Russ A. Cashdan Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Playboy Enterprises, Inc., a Delaware corporation (the “Company”), on January 24, 2011, and amended on February 4, 2011 and February 11, 2011. The Statement relates to the offer by Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), which are entities formed by Hugh M. Hefner, the Company’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of the Company, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2011, and in the related Letters of Transmittal, copies of which are attached to the combined Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed by Purchaser and Sub with the SEC on January 24, 2011, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto filed by Purchaser and Sub with the SEC on February 4, 2011, February 10, 2011 and February 23, 2011, respectively.

Except as otherwise set forth below, the information included in the original Statement remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 is hereby amended and supplemented by replacing the second paragraph under the heading “Solicitations and Recommendations” on page 52 of the Statement with the following:

In addition, Raine has been engaged by the Special Committee on behalf of the Company, as of January 25, 2011, to provide financial advisory services related to the sale or other disposition of the Company’s adult assets. Raine would receive a payment of $400,000 in respect to its past and future services with respect to such assets upon the earlier of the consummation of a transaction selling or disposing of the Company’s adult assets or a transaction pursuant to which the Special Committee’s oversight of the Company’s adult asset sale transaction is terminated, including the Merger. Raine may also, in the future, provide other investment banking and financial advisory services to the Company, Rizvi Traverse or their affiliates, for which Raine would expect to receive compensation.

Item 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by replacing the tables and related footnotes immediately after the fifth paragraph under the heading “Certain Company Projections” on page 57 of the Statement with the following:

	Base Case (in millions) (1)
	Q4 2010 (2)	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	N/A	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4
Adjusted EBITDA (3)	N/A	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2
Unlevered Free Cash Flow (4)	($12.7)	($21.8)	($8.4)	$37.6	$8.7	($6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions) (1)
	Q4 2010 (2)	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	N/A	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0
Adjusted EBITDA (3)	N/A	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6
Unlevered Free Cash Flow (4)	($12.7)	($21.8)	($8.9)	$37.7	$13.5	($4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions) (5)
	Q4 2010 (2)	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	N/A	$211.8	$196.7	$154.1	$152.4	$151.2
Adjusted EBITDA (3)	N/A	$10.6	$4.9	$11.0	$10.4	$9.8
Unlevered Free Cash Flow (4)	($5.6)	($16.6)	($18.5)	($9.4)	($3.2)	($12.4)

	Adjusted EBITDA by Segment for FY 2012 (in millions) (3)(6)
	Base Case	Upside Case	Downside Case	Base Case with Synergy	Upside Case with Synergy
Entertainment	$1.0	$4.8	($0.1)	$5.3	$5.3
Print/Digital	$3.7	$4.8	($5.4)	$4.3	$5.5
Licensing	$38.5	$40.2	$35.6	$38.5	$40.2
Corporate	($22.1)	($23.1)	($19.1)	($24.0)	($22.6)

TOTAL	$21.1	$26.7	$10.9	$24.1	$28.4

(1)	The Company Projections set forth under the heading “With Synergy” represent a variant of the Company Projections, which assume the consummation of Project Synergy.

(2)	Unlevered free cash flow amounts for the fourth quarter of fiscal year 2010 were provided to Raine for purposes of its discounted cash flow analysis.

(3)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by the Company’s management to measure the operating performance of the business. For purposes of its analysis, Raine reduced the Company’s projection of Adjusted EBITDA by the value of stock based compensation in the following amounts: $1.4 million for the FY 2010 amounts for each case presented; $1.1 million for the FY 2011 amounts in the base case; $1.7 million for the FY 2011 amounts in the upside case and the downside case; $1.7 million for the FY 2012 amounts for each case presented; $1.9 million for the FY 2013 amounts for each case presented; and $2.0 million for the FY 2014 amounts for each case presented. For a reconciliation of Adjusted EBITDA to net income (loss) and Adjusted EBITDA by segment to segment income, see the information set forth under the heading “—Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow” below.

(4)	Unlevered free cash flow is a non-GAAP financial measure that represents Adjusted EBITDA reduced by cash payments for taxes, capital expenditures, investments in trademarks and copyrights, restructuring payments, deferred acquisition payments, certain financing payments and certain other non-recurring payments and adjusted for the projected increase or decrease in net working capital and the estimated proceeds from the sale of the Adult Assets. Unlevered free cash flow is used by the Company’s management to measure liquidity of the Company’s operating businesses and its ability to meet its current and future financing and investing needs. For a reconciliation of unlevered free cash flow to net income (loss), see the information set forth under the heading “—Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow” below.

(5)	The downside case was prepared by the Company’s management and presented to Raine and the Special Committee in October 2010 prior to the settlement of the dispute with DirecTV. The loss of carriage with DirecTV was the principal negative impact in the downside case. In light of the settlement of the dispute on December 30, 2010, the Special Committee did not give any particular weight to the downside case in its determination as to the Merger Agreement and the transactions contemplated thereby.

(6)	Total Adjusted EBITDA by segment included in this table differs from total Adjusted EBITDA included in the tables above as a result of assumptions made with respect to allocations of estimated depreciation and amortization to each segment. The Company does not currently project depreciation and amortization by segment as part of its financial modeling process. The estimated amount of depreciation and amortization by segment was added back to segment income in the calculation of Adjusted EBITDA by segment.

Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow

The following tables present a reconciliation of Adjusted EBITDA and unlevered free cash flow to net income (loss) and Adjusted EBITDA by segment to segment income for each of the periods and in each case indicated:

	Base Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Net Income (Loss)	($33.2)	($41.1)	($32.8)	($20.7)	($6.8)	$2.4	($1.4)	$7.7	$3.9	$13.8
Plus: Income Tax Expense	$1.0	$3.6	$4.9	$4.9	$6.3	$6.3	$7.0	$7.0	$7.5	$7.5
Plus: Interest Expense	$2.2	$8.7	$10.1	$7.8	$9.5	$7.0	$9.5	$7.0	$9.5	$7.0
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$0.9	$0.9	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$35.3	$2.5	$24.4	$2.5	$23.3	$2.4	$22.6	$2.4

EBITDA	($21.2)	$6.6	$18.3	($4.6)	$33.9	$18.7	$38.9	$24.6	$44.0	$31.2

Plus: Restructuring Expense	$7.3	$9.9	$21.6	$21.4	$2.9	$1.7	$1.0	$1.0	$1.0	$1.0
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—	—	—	—	—
Plus: Extraordinary Items (1)	$25.1	$28.9	$0.5	$0.5	$3.3	$3.3	$2.8	$2.8	—	—
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($28.2)	—	($19.7)	—	($18.9)	—	($18.1)	—

Adjusted EBITDA	$3.7	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

Less: Cash Payments for Taxes	($0.6)	($2.5)	($4.2)	($4.2)	($4.5)	($4.5)	($5.0)	($5.0)	($5.3)	($5.3)
Less: Capital Expenditures	($0.5)	($2.0)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.0)	($11.9)	($21.7)	($20.5)	($1.0)	($1.0)	($1.0)	($1.0)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	($0.8)	—	—	—	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.7	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($15.1)	($18.5)	($0.5)	($0.5)	($3.3)	($3.3)	($2.8)	($2.8)	—	—

	Base Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$41.0	$20.0	—	—	—	—	—
Plus: Increase (Decrease) in Working Capital	$4.7	$5.7	($0.7)	($1.2)	$0.3	$0.3	($0.2)	($0.2)	($0.2)	($0.2)

Unlevered Free Cash Flow	($12.7)	($21.8)	($8.4)	$37.6	$8.7	($6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Net Income (Loss)	($33.2)	($41.1)	($35.3)	($21.1)	($0.6)	$5.4	$9.2	$15.1	$20.9	$25.7
Plus: Income Tax Expense	$1.0	$3.6	$5.8	$6.0	$6.6	$6.6	$7.6	$7.6	$8.5	$8.5
Plus: Interest Expense	$2.2	$8.7	$10.1	$6.0	$8.1	$6.0	$8.1	$6.0	$8.1	$6.0
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$0.9	$1.4	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$35.3	$2.5	$24.4	$2.5	$24.5	$2.4	$25.4	$2.4

EBITDA	($21.2)	$6.6	$16.8	($5.2)	$39.0	$20.9	$49.9	$31.6	$63.5	$43.1

Plus: Restructuring Expense	$7.3	$9.9	$22.1	$22.1	$3.4	$3.9	$1.0	$1.5	$1.0	$1.5
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—	—	—	—	—
Plus: Extraordinary Items (1)	$25.1	$28.9	$0.5	$0.5	$3.3	$3.3	$2.8	$2.8	—	—
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($28.2)	—	($19.7)	—	($20.1)	—	($20.9)	—

Adjusted EBITDA	$3.7	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

Less: Cash Payments for Taxes	($0.6)	($2.5)	($4.2)	($4.4)	($4.8)	($4.8)	($5.6)	($5.6)	($6.3)	($6.3)

	Upside Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Less: Capital Expenditures	($0.5)	($2.0)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.5)	($12.5)	($22.2)	($22.2)	($1.0)	($1.5)	($1.0)	($1.5)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	($0.8)	—	—	—	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.7	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($15.1)	($18.5)	($0.5)	($0.5)	($3.3)	($3.3)	($2.8)	($2.8)	—	—
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$41.0	$20.0	—	—	—	—	—
Plus: Increase (Decrease) in Working Capital	$4.7	$5.7	$0.3	($0.2)	$0.3	$0.3	($0.2)	($0.2)	($0.2)	($0.2)

Unlevered Free Cash Flow	($12.7)	($21.8)	($8.9)	$37.7	$13.5	($4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions)
	Q4 2010	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Net Income (Loss)	($49.1)	($60.9)	($45.2)	($20.6)	($15.6)	($28.6)
Plus: Income Tax Expense	$1.0	$3.6	$5.3	$6.2	$6.6	$7.1
Plus: Interest Expense	$2.2	$8.7	$10.1	$10.5	$10.5	$10.5
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$1.4	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$27.0	$17.8	$17.5	$17.4

EBITDA	($37.1)	($13.2)	($1.4)	$14.3	$19.5	$6.9

Plus: Restructuring Expense	$7.3	$9.9	$21.6	$6.6	$1.0	$1.0

	Downside Case (in millions)
	Q4 2010	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—
Plus: Extraordinary Items (1)	$38.1	$41.9	$1.5	$1.0	$1.0	$13.5
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($16.8)	($10.9)	($11.2)	($11.5)

Adjusted EBITDA	$0.8	$10.6	$4.9	$11.0	$10.4	$9.8

Less: Cash Payments for Taxes	($0.6)	($2.5)	($3.7)	($4.4)	($4.6)	($4.9)
Less: Capital Expenditures	($0.5)	($2.0)	($1.3)	($1.3)	($1.3)	($1.3)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.0)	($22.7)	($5.0)	($1.0)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($3.1)	($6.5)	($1.5)	($1.0)	($1.0)	($13.5)
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$10.0	—	—
Plus: Increase (Decrease) in Working Capital	$2.7	$5.7	($2.7)	$0.3	($0.2)	($0.2)

Unlevered Free Cash Flow	($5.6)	($16.6)	($18.5)	($9.4)	($3.2)	($12.4)

	Base Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$0.3	$1.87	$38.4	($24.69)
Plus: Depreciation and Amortization	$0.7	$1.86	$0.01	$2.54

Adjusted EBITDA	$1.0	$3.73	$38.5	($22.15)

	Upside Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$4.1	$2.9	$40.2	($25.7)
Plus: Depreciation and Amortization	$0.7	$1.9	—	$2.5

Adjusted EBITDA	$4.8	$4.8	$40.2	($23.1)

	Downside Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	($1.7)	($7.7)	$35.6	($21.69)
Plus: Depreciation and Amortization	$1.6	$2.3	—	$2.54

Adjusted EBITDA	($0.1)	($5.4)	$35.6	($19.15)

	Base Case with Synergy by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$5.3	$4.3	$38.4	($26.5)
Plus: Depreciation and Amortization	—	—	$0.01	$2.5

Adjusted EBITDA	$5.3	$4.3	$38.5	($24.0)

	Upside Case with Synergy by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$5.3	$5.5	$40.2	($25.19)
Plus: Depreciation and Amortization	—	—	—	$2.54

Adjusted EBITDA	$5.3	$5.5	$40.2	($22.65)

(1)	Extraordinary Items include legal expenses related to certain litigation matters, impairment charges related to capitalized programming costs, one time expenses related to Mr. Hefner’s proposal and expenses related to the settlement of the DirecTV litigation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2011

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and Administration, General Counsel and Secretary

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (Class A common stock) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Letter of Transmittal (Class B common stock) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(1)(viii)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011*

(a)(2)(i)	Letter to stockholders of the Company, dated January 24, 2011*

(a)(2)(ii)	Press Release issued by the Company, dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iii)	Letter to Employees from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iv)	Letter to Licensees, Business Partners and Vendors from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(e)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(2)	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(3)	Tender and Support Agreement, dated as of January 9, 2011, by and among Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

Exhibit No.	Description

(e)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott Flanders (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Memorandum of Understanding—License of Name and Likeness Rights, Key Material Terms, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., Hugh M. Hefner and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(e)(8)	Employment Agreement, dated as of January 9, 2011, by and between Scott Flanders and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(10)	Amendment to Confidentiality Agreement, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(12)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings, LLC and Icon Acquisition Holdings, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(13)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated April 9, 2010, relating to the Company’s 2010 Annual Meeting of Stockholders*

(e)(14)	Employment Agreement, dated as of April 14, 2010, by and between the Company and Christoph Pachler (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)

(e)(15)	First Amended and Restated Playboy Enterprises, Inc. 1991 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of September 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)

(e)(16)	Third Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, as amended through May 13, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(17)	Second Amended and Restated 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc., as amended through May 13, 2009 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(18)	Playboy Enterprises, Inc. Employee Stock Purchase Plan, as amended through February 22, 2010 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

Exhibit No.	Description

(e)(19)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and Alex Vaickus (incorporated by reference to Exhibit 10.27(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(20)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and each of Martha Lindeman, Richard Rosenzweig and Howard Shapiro (incorporated by reference to Exhibit 10.27(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(21)	Amended and Restated Employment Agreement, dated as of September 29, 2010, by and between Playboy Enterprises, Inc. and Scott Flanders (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010)

(e)(22)	Playboy Mansion West Lease Agreement, dated as of June 1, 1979, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(23)	Letter of Interpretation of Playboy Mansion West Lease Agreement (incorporated by reference to Exhibit 10.3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(24)	Amendment to Playboy Mansion West Lease Agreement, dated January 12, 1998, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

(e)(25)	Lease Subordination Agreement, dated March 11, 2003, by and among Hugh M. Hefner, Playboy Enterprises International, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.9(t) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

(g)	Not applicable

Annex A	Opinion of Raine Securities LLC, dated as of January 9, 2011*

*	Previously Filed